

Mail Stop 3561

February 19, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Bo Chen
Chief Executive Officer
Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi'an, Shaanxi 710068
People's Republic of China

>   **Re: Bodisen Biotech, Inc.**
>   **Form 10-K for the year ended Dec. 31, 2008**
>   **Form 10-K/A for the year ended December 31, 2008**
>   **File No. 000-31539**

Dear Mr. Chen:

   We have reviewed your response filed on November 19, 2009, and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A for the year ended December 31, 2008
Managements' Discussion and Analysis

Results of Operations, page 18

1. We have reviewed your response to our prior comment 2. To facilitate the readers' understanding, please specifically address both gross and net changes in recoveries in future narratives.

Financial Statements
Note. 2 - Summary of Significant Accounting Policies
Accounts Receivable, page F-7

2. We note your response to comment 3 from staff letter dated Sept. 22, 2009 and the accounts receivable rollforward provided. In light of the significance of your receivables to your financial condition, and the material allowance you consistently have against these receivables, consideration should be given to including a rollforward in your periodic reports similar to that provided in your response.

Revenue Recognition, page F-10

3. We have reviewed your response to comment 4 of our letter, as well as the information provided in Exhibit I. We have also reviewed the allowance for doubtful accounts and the activity therein during the nine month period ended September 30, 2009. We note that you believe that you have a reasonable basis for determining collectability of your receivables and, for that reason, you believe that the use of the installment method is not appropriate.

Assuming that your belief is correct, and that you have a reasonable basis for determining collectability at some point in time, we continue to believe that immediate revenue recognition is not appropriate because collectability is not reasonably assured at the date of sale. We note, from your response to comment 7 dated September 15, 2009, that you must extend credit to farmers in order to make the sale and that these farmers are not in a position to pay the company until the crops are harvested. As you state in your responses and in your discussion of risk factors on page 10, your customers may be unable to make payments as a result of adverse weather conditions, natural disasters and economic conditions. We particularly note your observation that you were "expecting conditions to improve" in late 2007, and therefore did not increase your allowance for doubtful accounts in the first three quarters of the year. At the end of 2007, you determined that conditions were not improving and you were required to significantly increase the allowance in the fourth quarter of the fiscal year. Accordingly, we believe that (at a minimum) revenue should be deferred until you are better able to assess weather conditions, crop production and the ability of customers to pay the amounts due to the company. Based upon your responses to date, it appears that collectability may not be assured until the fourth quarter. Alternatively, we believe you should continue to consider the use of the installment method. Please address our concerns supplementally. Provide us with substantive, objectively verifiable support for your proposed method of revenue recognition. We may have further comments upon review of your response.

Form 10-Q for the Quarter Ended Sept. 30, 2009
Fair Value of Financial Instruments, page 9

4. In light of your response to comment 6 from staff letter dated Sept. 22, 2009 and your related disclosure, it is unclear why your marketable securities are not measured at fair value, similar to the quarter ended June 30, 2009. Please revise or advise. Consideration should also be given to our comments below regarding litigation, if applicable.

Note 6. Other Long Term Assets, page 13

5. We note your response to comment 9 from staff letter dated Sept. 22, 2009 and your revised disclosure. However, it does not appear that you have fully complied with the requirements of Rule 8-03 (b) (3) of Regulation S-X or the disclosure requirements of FASB ASC 323-10-50-3c, which require you to present certain financial information of *the investee*. We would generally expect to see condensed financial statements presented within your disclosures showing the required financial information of the investee. Please revise accordingly.

Note 13. Litigation, page 15

6. It appears that you have agreed to settle a lawsuit by selling back your shares of China National Gas at a repurchase price of $3,921,159. The settlement agreement was reached in May of 2009. In October of 2009 a Utah court lifted an injunction that had previously prevented you from executing the sale of the shares. We note that you have presented these securities on the balance sheet at the above referenced repurchase price as of September 30, 2009. You disclose, on page 8, that these securities are considered to be "available-for-sale" and that they are carried at quoted market price as obtained from stock exchanges on which the security trades. Please clarify whether the negotiated repurchase price is actually consistent with the quoted market price as of September 30, 2009. If it is not, please quantify and explain the reasons for any difference, both in your response and in a revised narrative.

7. Please tell us whether any unrealized losses relating to these securities have been included in comprehensive income as of September 30, 2009. If any such losses have been included, please discuss the consideration given to recording an other than temporary impairment of these investments. Your attention is invited to Topic 5-M of the Staff Accounting Bulletins and to FASB ASC 320-10-35-33 for guidance when preparing your response. We may have further comments upon

review of your response.

General

8. We note your response to our prior comment 8. Upon resolution of the
    accounting issues above, please also reclassify the bad debt recoveries in the
    amended documents.

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You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202)
551-3347 if you have questions regarding comments on the financial statements and
related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief